

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Ms. Dafna Gruber
Chief Financial Officer
Nice-Systems Ltd.
8 Hapnina Street, P.O. Box 690
Ra'anana 43107, Israel

      Re: **Nice-Systems Ltd.**
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed March 29, 2012
               File No. 000-27466

Dear Ms. Gruber:

      We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 60

1.   We note your disclosure on page 61 that the fair value of the Financial Crime and Compliance Solutions reporting unit was slightly in excess of its carrying value. To the extent that any of your reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test.

Consolidated Financial Statements

Note 2: - Significant Accounting Policies

k: Revenue recognition, page F-20

2.   We note your disclosure that your products include hardware and software. Please describe how the software functions with the hardware and clarify which revenue recognition guidance you follow for the sale of these products. In this regard, please tell us what consideration was given to ASU 2009-14. As part of your response, please clarify which of your products are accounted for under ASC 985 and which are under ASC 605. In this regard, we note that on page F-24 of your Form 20-F for the fiscal year ended December 31, 2010 you disclosed that all of your product revenue was recognized under ASC 985 yet upon adoption of ASU 2009-14 you indicate that only "certain" of your bundled products are accounted for under ASC 605. Please advise.

Note 13: - Taxes on Income

b. Income taxes on non-Israeli subsidiaries, page F-43

3.   We note your disclosure that undistributed earnings of foreign subsidiaries are considered indefinitely reinvested. Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested, the amount of the unrecognized deferred tax liability and what consideration was given to providing these quantitative disclosures in your filing. See ASC 740-30-50.

4.   We note that you break-out total taxes on income between domestic and foreign in the table on page F-45. Please tell us what consideration was given to breaking out current and deferred taxes by domestic and foreign. See Rule 4-08(h)(1) of Regulation S-X.

Note 15. Reportable Segments and Geographical Information

b. Geographical information, page F-54

5.   We note that you disclose revenue and long-lived assets for EMEA, including Israel. Please tell us what consideration you gave to ASC 280-10-50-41 which requires you to disclose revenues and long-lived assets for your country of domicile.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief